April 1, 2013

RE: Selling your investment in Empire State Building Associates L.L.C.

Dear Investor,

My name is Chris Simpson. I’m a Chief Portfolio Manager at MCM Advisers, LP - a registered investment adviser with the SEC with over $200 million dollars under management. We’ve been looking for a few new investments to add to our portfolio and I’ve been authorized to offer you $175,000 per Unit for Empire State Building Associates, L.L.C. (“Empire State”).  Why sell now?

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Guarantee cash now. The Supervisor has proposed a consolidation of Empire State into a REIT as part of an IPO, to be completed “no later than December 31, 2014.” However, there can be no guarantee if or when the proposed IPO will occur.  Moreover, if the IPO is approved (which requires approval by 80% of the owners in each of the 3 participating groups), you will not be able to sell your new interests immediately: you would be permitted to sell 50% six months after the IPO and the remainder after 1 year. Do you want to wait that long?

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Our offer is substantially higher than other secondary market trades! Our current offer is nearly 60% higher than the price we paid in January and the Company reports that during 2011 there were 157 transfers at purchase prices between $15,000 and $50,000 per Unit. We are offering $175,000 per Unit.

Please carefully read the enclosed Offer to Purchase and Assignment Form. If you choose to sell your share(s), fill out the enclosed form and return it to us today so we can send you your money. If you have any questions, please call me directly at (925) 235-1024 or email me at chris@mackenziecapital.com.

Sincerely,

Chris Simpson
Senior Vice President and Chief Portfolio Manager
MCM Advisers, LP

P.S. This offer expires May 1, 2013. Fill out the enclosed Assignment Form, get a Medallion Stamp from your bank, and mail it in today.